SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: April 25, 2011	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. Chesha Gibbons Director of Investor Relations +1-415-730-1307 chesha_gibbons@chipmos.com David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS SELLS INTEREST IN MODERN MIND AND ChipMOS SHANGHAI TO THAILIN

Hsinchu, Taiwan, April 25, 2011 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) today announced additional measures to streamline its corporate structure, which are designed to improve its profitability and better align with shareholder interests.

Since 2002, ChipMOS has managed its Mainland China operations, ChipMOS TECHNOLOGIES (Shanghai) LTD. (“ChipMOS Shanghai”), through its controlled subsidiary, Modern Mind Technology Limited (“Modern Mind’). Modern Mind is a company incorporated under the laws of the British Virgin Islands and is wholly-owned by Jesper Limited (“Jesper”), a company incorporated under the laws of the British Virgin Islands. While we do not own any equity interest in Modern Mind, we have controlled Modern Mind through our ownership of the demand notes issued by Modern Mind (“MMT Notes”), convertible into common shares with a controlling equity interest in Modern Mind.

Under an assignment and assumption agreement (the “Assignment Agreement”) signed on April 22, 2011, ChipMOS will sell the MMT Notes to ThaiLin Semiconductor Corp. (“ThaiLin”), a 42.9%-owned subsidiary of ChipMOS’ 84.2% owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”). Proceeds to ChipMOS from ThaiLin will be US$39.95 million. The completion of the Assignment Agreement is subject to a number of conditions, amongst others, (i) the approval of the shareholders of ThaiLin, which is to be rendered in its next Annual General Meeting of shareholders scheduled on June 10, 2011; and (ii) approval of the Investment Committee of Minister of Economic Affairs, R.O.C to allow ThaiLin, an ROC entity, to invest in China by converting the MMT Notes into the common shares of Modern Mind. Post completion of Assignment Agreement transaction, ThaiLin is expected to immediately convert the MMT Notes into common shares of Modern Mind and purchase all of the remaining common shares of Modern Mind from Jesper, with ChipMOS Shanghai becoming a wholly-owned subsidiary of ThaiLin.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “This important, streamlining will be an accretive transaction to ChipMOS and will benefit our operating model and margin profile. Post transaction, there will be no change in how we report consolidated revenue from operations. We will continue to evaluate and pursue strategies that can further simplify our structure and increase return for shareholders.”

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http:www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.